UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

Commission file number: 001-32635

BIRKS GROUP INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒    Form 20-F            ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE:

AMENDMENTS TO SENIOR SECURED CREDIT FACILITIES

On March 19, 2015, Birks Group Inc. (the “Company”) executed amendments to its senior secured revolving credit agreement and certain applicable corresponding amendments to its senior secured term loan agreement. The amendments to the Company’s senior secured credit facilities result from the Company’s improved performance.

Amendments to the senior secured revolving credit agreement include, without limitation: (i) extending the date upon which the Company is required to close a recapitalization transaction from February 10, 2015 to on or before January 31, 2016, which if not met, allows the Company’s senior secured revolving lenders to impose a reserve of up to $2.5 million reducing availability under the Company’s senior secured revolving credit facility; (ii) removal of the requirement to retain the services of a financial advisor; and (iii) removal of the requirement to provide weekly updated 13 week cash flow projections acceptable to the senior secured revolving credit lender as well as weekly variance reports against the cash flow projections. Other minor amendments to the senior secured credit facilities include without limitation: (i) modification to the definition “Change of Control”; (ii) modification to the definition “Montrovest Debt Documents”, and (iii) lifting the restriction on the Company to make certain payment of fees and interest to Montrovest B.V. (“Montrovest”), its majority shareholder, under the management consulting services agreement and the cash advance agreements between the Company and Montrovest.

The foregoing summary of the senior secured revolving credit agreement and senior secured term loan agreement are qualified in their entirety by reference to the actual Sixth Amendment to Second Amended and Restated Revolving Credit and Security Agreement dated as of March 19, 2015 and the First Amendment to Third Amended and Restated Term Loan and Security Agreement dated as of March 19, 2015, which are filed as Exhibits 99.1 and 99.2, respectively, to this Form 6-K.

CONTENTS

The following documents of the Registrant are submitted herewith:

99.1	Sixth Amendment to Second Amended and Restated Revolving Credit and Security Agreement dated as of March 19, 2015 among the Company, Mayor’s Jewelers, Inc., certain financial institutions, Bank of America, N.A., in its capacity as administrative agent, Bank of America, N.A. (acting through its Canada branch), as Canadian agent, and Bank of America, N.A. and Wells Fargo Bank, National Association, as co-collateral agents.

99.2	First Amendment to Third Amended and Restated Term Loan and Security Agreement, dated as of March 19, 2015 among the Company, Mayor’s Jewelers, Inc., certain financial institutions and Crystal Financial LLC, as administrative agent and collateral agent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS GROUP INC.
(Registrant)

	By:	/s/ Miranda Melfi
Miranda Melfi
Date: March 20, 2015		Vice President, Legal Affairs and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Sixth Amendment to Second Amended and Restated Revolving Credit and Security Agreement dated as of March 19, 2015 among the Company, Mayor’s Jewelers, Inc., certain financial institutions, Bank of America, N.A., in its capacity as administrative agent, Bank of America, N.A. (acting through its Canada branch), as Canadian agent, and Bank of America, N.A. and Wells Fargo Bank, National Association, as co-collateral agents.

Exhibit 99.2	First Amendment to Third Amended and Restated Term Loan and Security Agreement dated as of March 19, 2015 among the Company, Mayor’s Jewelers, Inc., certain financial institutions and Crystal Financial LLC, as administrative agent and collateral agent.